Laura E. Binion Senior Vice President and General Counsel

June 17, 2013

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Syniverse Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 6, 2013

File No. 1-32432

Dear Ms. Blye:

This letter sets forth the responses of Syniverse Holdings, Inc. (“Syniverse” or the “Company”) to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated May 23, 2013, relating to the above-referenced filing. For your convenience, we have set forth each of the Staff’s original comments in italics immediately preceding the Company’s response.

The Company does not have any relationships and does not provide any services to any person or entity in Cuba, Sudan or Syria. To the extent that the Company may have indirect contacts with any person or entity in Cuba, Sudan or Syria, they are immaterial.

1.	You indicate on page 14 and elsewhere that you have operations in the Caribbean and Latin America, the Middle East and Africa, regions that include Cuba, Syria and Sudan. We are aware of a 2011 article indicating that you do business, directly or indirectly, with Cuban telecommunications company ETECSA. Cuba, Sudan, and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about operations in Cuba, Sudan, or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through direct or indirect arrangements. Your response should describe any products, equipment or services you have provided into Cuba, Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of those countries or entities they control.

Syniverse Technologies 8125 Highwoods Palm Way, Tampa, FL 33647-1765 Tel + 1 813.637.5915 Fax +1 813.637.5882 laura.binion@syniverse.com

Response to Comment 1:

The information requested by the Staff was not included in the Company’s Form 10-K filing because the Company does not have any operations and does not provide any services to any person or entity in Cuba, Sudan or Syria. In addition, the Company does not export software, hardware or technology to any person or entity in any of the aforementioned countries. While the Company does perform reconciliation services for its customers that sometimes involve either sending or receiving data (for DCH and FCH) or processing payment (for FCH settlement) for roaming transactions that occur on operator networks in Cuba, Sudan or Syria, there is no direct exchange of data or payments with any operators in these countries, and the Company’s obligations and liability extend only to its customers, none of whom is located in Cuba, Sudan or Syria.

A more detailed description of the Company’s services and its indirect relation to Cuba, Sudan and Syria is provided below.

Company’s Services

As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company provides roaming clearing house and financial settlement services between mobile operators. A roaming transaction is generated when a subscriber from one mobile operator makes or receives a call, sends or receives a Short Message Service (“SMS”) or Multi- Media Message Service (“MMS”) message, or initiates a data session, in each case, while roaming on another operator’s network. Subscribers typically roam in places where their home operator’s network coverage is relatively limited or non-existent. In order to provide seamless global coverage, mobile operators enter into roaming agreements directly with one another and subscribe to third-party “roaming hubs” that operate as roaming clearinghouses to provide access for their subscribers to other operators’ networks. When the home operator’s subscribers roam, the home operator must pay the visited operator for use of the network. Through the Company’s data clearing house (“DCH”) and financial clearing house (“FCH”) services, Syniverse clears and settles these roaming transactions on behalf of its operator customers, including U.S. operator customers.1 The Company also provides signaling services and enables the transmission of SMS and MMS messages from the Company’s operator customers to other signaling networks or messaging hubs.

Data Clearing Services

The Company’s DCH and ancillary roaming services involve the exchange of records between mobile operators (1) to enable the visited operator to charge the home operator when the home operator’s subscribers roam on the visited operator’s network and (2) to enable the home operator to ultimately charge its subscriber. Each time a subscriber roams:

1.	A call detail record (“CDR”) is created by the visited network switch. This CDR contains specified information (e.g. time and date stamps, call duration, and whether a call is incoming or outgoing) necessary for the home operator to generate a charge to its subscriber.

[1]	The provision of DCH and FCH services does not involve the actual handling of the call or its content. Instead, both of these services are back office services that allow the operators to eventually pay one another for roaming calls and to bill their own subscribers.

2.	Once the CDR is created, the visited operator applies the charges specified by the relevant Inter-Operator Tariff (“IOT”) and packs the CDR into a standard file format known as TAP. The IOT rate is negotiated between the home operator and every other operator with whom the home operator wishes to have a roaming arrangement.

3.	The visited operator sends the TAP files to its data clearing house.

4.	The data clearing house for the visited operator verifies that the IOT charges for each CDR are correct, sorts the TAP files and forwards them on to the data clearing house for the home operator.

5.	The data clearing house for the home operator receives the TAP files, re-checks the IOT rate, sorts the TAP files and forwards the files on to the home operator.

As stated above, the Company does not have any contractual relationships and does not provide DCH or ancillary services to any person or entity in Cuba, Sudan or Syria. Therefore, the Company is paid by and has obligations to only its customers and not to any operator in Cuba, Sudan or Syria. The only possible contact the Company may have with an operator in any of these countries is (1) if a subscriber of an operator in any of these countries roams on the network of any of the Company’s customers, or (2) if a subscriber of any of the Company’s customers roams on the network of an operator in any of those countries. In such situations, the Company would either (1) receive the TAP file from its customer and forward that file to the data clearing house of the operator in Cuba, Sudan or Syria, or (2) receive the TAP file from the data clearing house of the operator in Cuba, Sudan or Syria and forward that file to the Company’s customer. Hence, the Company never exchanges files directly with any operator in Cuba, Sudan or Syria but with the operator’s data clearing house, none of which is located in Cuba, Sudan or Syria.

Financial Clearing House Services

The Company’s FCH and ancillary services are comprised of two parts – clearing and settlement:

1.	Clearing service: The Company receives information regarding the TAP files associated with its FCH customer from itself or other data clearing houses, totals the amounts owed by and owing to its customer to and from other operators, invoices other operators on behalf of its customer, and receives invoices from other operators to its customer.

2.	Settlement service: The Company pays and receives the amounts owed by and to its customer; provided, however, that to the extent a customer of the Company owes money to or is owed money by an operator in Cuba, Sudan or Syria, and the making or receiving of this payment violates U.S. law, the Syniverse customer is responsible for making and receiving these payments directly.

The Company has never had a Cuban operator, including ETECSA, as a customer. To the extent that a past media article indicated that ETECSA is or was a Syniverse customer, that article was inaccurate. In the past, the Company, through its U.K. subsidiary, did enable reconciliation of payments to Cuba on behalf of Syniverse customers as part of its FCH settlement service. Payments were made to and received from third-party clearinghouses, which, in turn, had the customer relationships with the Cuban operator. All of Syniverse’s services were on behalf of its customers and were consistent with U.S. policies relating to Cuba. See, e.g., 31 C.F.R. 515.542(b). Payments ultimately intended for Cuban operators ceased in 2011 and those originating from Cuban operators ceased in 2012. Today, any monies owed by or owing to the Company’s customers to a Cuban operator are required to be settled directly between the customer and the operator.

In addition, the Company has never had a customer in Sudan or Syria. The Company ceased remitting payment to operators in Syria in 2011, has never remitted payments to operators in Sudan and settlement between its customers and any operators in Syria and Sudan are handled directly by the customer.

Therefore, there is no contractual or other relationship between the Company and any person or entity in Cuba, Syria or Sudan, and the Company has obligations to and receives payment for its services only from the Company’s customers.

Network and Messaging Services

The Company also provides signaling solutions that provide operators with connectivity to other networks for call setup and tear down and for transmission of SMS and MMS, as well as a gateway or messaging hub pursuant to which operators can send SMS or MMS transmissions that are destined for subscribers of other operators.

For both the Company’s network and messaging services, the Company does not have any customers who are located in Cuba, Sudan or Syria, and the Company does not have any connection points which can receive or send transmissions into Cuba, Sudan or Syria. If the Company has a customer that has a transmission or message destined for Cuba, Sudan or Syria, the Company hands that transmission over to another network provider or hub that has connectivity into those countries.

Anticipated Contacts

We note that it has been publicly announced that Syniverse plans to acquire MACH, S.a.r.l., a Luxembourg company (“MACH”). MACH is a clearing house that provides the same type or types of services as Syniverse, and the Company understands that MACH has contractual relationships with customers in Cuba, Sudan and Syria. The Company is still reviewing what services it will continue to provide once the acquisition is closed to ensure that any contracts assumed by the Company would be permissible under OFAC regulation or policies. However, since the acquisition is not closed and Syniverse does not provide these services today, the Company believes any disclosure of services that MACH provides is premature.

2.	Please discuss the materiality of your contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response to Comment 2:

The Company receives revenues for providing DCH, FCH, network, messaging and ancillary services only from its customers, and hence does not receive any revenue from any person or entity located in Cuba, Sudan or Syria. As discussed above, some of these services require indirect interaction, either in the form of payment reconciliation or data clearing, through third-party clearinghouses, but they create no liability on the part of Syniverse to any person or entity in any of the aforementioned countries of concern. Therefore, the Company does not believe that a reasonable investor would consider this minimal indirect interaction to be material in assessing an investment in the Company.

* * *

Per your request, the Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Laura E. Binion
Laura E. Binion
General Counsel

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